Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this registration statement on Form S-8 of StandardAero, Inc. of our report dated June 7, 2024, except for Note 25, the change in composition of reportable segments discussed in Note 24, and the additional disclosure of revenue by end-market in Note 4, as to which the date is August 19, 2024, and except for the effects of the forward stock split and the additional disclosure with respect to the increase in authorized shares discussed in Note 26, as to which the date is September 23, 2024 relating to the consolidated financial statements of StandardAero, Inc. (formerly Dynasty Parent Co., Inc.), which appears in StandardAero, Inc.’s registration statement on Form S-1 (No. 333-281992) dated October 1, 2024.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

October 3, 2024